Mail Stop 4-7

March 8, 2005


Via U.S. Mail and Fax (801) 333-8589
Douglas W. Fry
President and Director
Autostrada Motors, Inc.
235 W. 500 South
Salt Lake City, Utah 84101

	RE:  	Autostrada Motors, Inc.
		Second Amendment to Form 10-SB
		Filed December 14, 2004
      File No. 0-51075

Dear Mr. Fry:

	We have reviewed the above filing and have the following comments. Where indicated, we think that you should revise your Form
10-SB in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You still refer to your company as a "blank check company" under the risk factor captioned, "Effect of Existing or Probable
Governmental Regulations on Business." Please revise to remove the use of that term in your Form 10-SB.



Item 2. Managements` Discussion and Analysis or Plan of Operation

	Liquidity

2. We reissue part of our prior comment 12. We note your discussion of your triple net one year lease under your "Business" description;
however, you should expand to explain your obligation to pay for all repairs, maintenance, and taxes associated with the property and buildings for the term of the lease. In addition, please file your
"triple net one year lease" as an exhibit to your Form 10.

Item 6. Employment Contracts and Termination of Employment and
Change-in-Control Arrangements

3. We reissue part of our prior comment 19. Please revise to discuss the potential conflicts of interest in having the employment agreements executed on behalf of the company and management by the same individuals.

Item 7. Certain Relationships and Related Transactions

4. We note that Stephen and Douglas Fry were not identified as owners of Diamond in the Business section when discussing the terms of the company`s triple net one year lease. Please revise the discussion to make clear that they own Diamond.

Part II-Item 1. Market Information

5. We reissue part of our prior comment 21.  Please revise to correct
the incorrect statement that the company intends to submit for quotation of its common stock on the OTC Bulletin Board. Only brokers may apply to the NASD to quote a company`s securities on the
Bulletin Board.  Revise the market references throughout your Form
10
to clarify that only brokers who agree to be market makers in a company`s stock can file with the NASD to have an issuer`s securities quoted on the OTC Bulletin Board. Also clarify whether the company has approached any brokers to do so.

Financial Statements for the period ended December 31, 2003

Note 1-Organization and Summary of Significant Accounting Policies

6. We reissue prior comment 22. Tell us in more detail how you determine the market value of your inventory. More specifically, tell us why you believe book value approximates market value.



Financial Statements for the period ended September 30, 2004

General

7. We are reissuing our prior comment 23. Please include the footnotes to the September 30, 2004 financial statements as required by rule Regulation S-B.T.Item310 paragraph (b). In this regard, revise to include footnote disclosure regarding your leasehold improvements and consulting agreement.

8. We are reissuing our prior comment 24. Supplementally provide us with more details of the nature of your consulting agreement, your accounting for it, and your basis in the accounting literature.

9. We are reissuing our prior comment 25. We note that your condensed balance sheet at September 30, 2004 identifies you as a "development stage company."

* Tell us how you determined that you were in the development stage considering that you had revenues of $696,662 during the nine months ended September 30, 2004.

* Also, tell us why your financial statements for the period ended December 31, 2003 do not reference the fact that you are a "development stage company."


*	*	*	*

      As appropriate, please respond to our comments within 10 business days, or tell us when you will provide us with a response.
Please furnish a cover letter on EDGAR that keys your responses to our comments and provides us with any requested supplemental information. Detailed cover letters greatly facilitate our review.
Understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Michael Henderson, Staff Accountant, at (202) 824-5551, or Kyle Moffatt, Accountant Branch Chief, at (202) 942-
1829, if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff
Attorney, at (202) 824-5526, or me at (202) 942-1990 with any other
questions.

							Sincerely,


							Larry Spirgel
							Assistant Director



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Autostrada Motors, Inc.
March 8, 2005
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